                    SUPPLEMENTED OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                 AND SERIES 1995 8% CONVERTIBLE PREFERRED STOCK
                                       of
                                 TESCORP, INC.
                                       by
                        TESCORP ACQUISITION CORPORATION
                           A WHOLLY OWNED SUBSIDIARY
                                       of
                            SUPERCANAL HOLDING S.A.
                                      for
                        $4.50 PER SHARE OF COMMON STOCK
                                      and
                   $144 PLUS ACCRUED DIVIDENDS FOR EACH SHARE
                 OF SERIES 1995 8% CONVERTIBLE PREFERRED STOCK
                                  NET IN CASH

    THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, FEBRUARY 5, 1998, UNLESS THE OFFER IS EXTENDED.

    THE OFFER IS CONDITIONED UPON (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION TIME A NUMBER OF SHARES OF COMMON STOCK ("COMMON SHARES") OF TESCORP, INC. (THE "COMPANY"), WHICH, WHEN ADDED TO THE COMMON SHARES ALREADY OWNED BY TESCORP ACQUISITION CORPORATION (THE "PURCHASER"), CONSTITUTES MORE THAN TWO-THIRDS OF THE TOTAL NUMBER OF OUTSTANDING COMMON SHARES, (2) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION TIME A NUMBER OF SHARES OF SERIES 1995 8% CONVERTIBLE PREFERRED STOCK ("8% PREFERRED SHARES") WHICH, WHEN ADDED TO THE 8% PREFERRED SHARES ALREADY OWNED BY THE PURCHASER, CONSTITUTES MORE THAN TWO-THIRDS OF THE TOTAL NUMBER OF OUTSTANDING 8% PREFERRED SHARES ON A FULLY DILUTED BASIS, AND
(3) SATISFACTION OF CERTAIN OTHER CONDITIONS. SEE SECTION 15.

    THIS OFFER IS BEING MADE IN ACCORDANCE WITH AN AMENDED STOCK PURCHASE AND MERGER AGREEMENT (THE "MERGER AGREEMENT"), DATED AS OF NOVEMBER 26, 1997, BETWEEN THE COMPANY AND THE PURCHASER. THE BOARD OF DIRECTORS OF THE COMPANY (1) HAS APPROVED THE MERGER AGREEMENT, THE OFFER AND A MERGER OF THE COMPANY AND THE PURCHASER (THE "MERGER"), IN WHICH SUPERCANAL HOLDING S.A., THE PARENT OF THE PURCHASER, WILL BECOME THE SOLE STOCKHOLDER OF THE MERGED COMPANY AND THE STOCKHOLDERS OF THE COMPANY WILL RECEIVE THE SAME AMOUNT OF CASH PER COMMON SHARE AND PER 8% PREFERRED SHARE AS IS PAID FOR SHARES PURCHASED THROUGH THE OFFER, (2) HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS AND (3) RECOMMENDS THAT HOLDERS OF THE COMMON SHARES AND 8% PREFERRED SHARES (COLLECTIVELY, "SHARES") TENDER THEIR SHARES IN RESPONSE TO THE OFFER.
                            ------------------------

    This Supplemented Offer to Purchase (a) contains information which was not included in the original Offer to Purchase dated December 8, 1997 and (b) reflects an extension of the Expiration Time of the offer to 12:00 Midnight, New York City time, on February 5, 1998, unless the Offer is extended further. THERE HAS NOT BEEN A CHANGE IN THE CONSIDERATION OFFERED FOR COMMON SHARES OR 8% PREFERRED SHARES. By the original January 9, 1998 Expiration Time of the Offer, 12,985,621 Common Shares and 109,000 8% Preferred Shares had been tendered. This, together with the Common Shares the Purchaser already owned, would have constituted 96.2% of the outstanding Common Shares and 78.1% of the outstanding 8% Preferred Shares.

    THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                           --------------------------

                     THE DEALER MANAGERS FOR THE OFFER ARE:

ING BARINGS                                                          FURMAN SELZ

January 13, 1998

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----

INTRODUCTION...............................................................................................           1

SPECIAL FACTORS............................................................................................           3

         1.  Background of the Offer; Contacts with the Company............................................           3

         2.  Purpose of the Offer and the Proposed Merger; Plans for the Company...........................           5

         3.  Certain Federal Income Tax Consequences.......................................................           6

         4.  Certain Effects of the Transaction............................................................           7

         5.  Fairness of the Transaction...................................................................           8

         6.  Reports, Opinions, Appraisals and Certain Negotiations........................................           9

THE TENDER OFFER...........................................................................................          10

         7.  Terms of the Offer............................................................................          10

         8.  Acceptance for Payment and Payment for Shares.................................................          11

         9.  Procedures for Tendering Shares...............................................................          12

        10.  Withdrawal Rights.............................................................................          15

        11.  Conditions of the Offer.......................................................................          16

        12.  Price Range of Shares.........................................................................          17

        13.  Certain Information Concerning the Company....................................................          17

        14.  Certain Information Concerning The Purchaser and Parent.......................................          19

        15.  Source and Amount of Funds....................................................................          20

        16.  The Merger....................................................................................          21

        17.  Dividends and Distributions...................................................................          24

        18.  Certain Legal Matters; Regulatory Approvals...................................................          24

        19.  Fees and Expenses.............................................................................          25

        20.  Miscellaneous.................................................................................          25

SCHEDULE I.................................................................................................         I-1

SCHEDULE II................................................................................................        II-1

                                   IMPORTANT

    Any stockholder who wishes to tender Shares should complete and sign a Letter of Transmittal (or a facsimile of one) in accordance with the instructions set forth in the Letter of Transmittal and (A) mail or deliver it, together with the certificate(s) representing the tendered Shares (the "Share Certificates") and any other required documents, to the Depositary named on the back cover of this Supplemented Offer to Purchase or (B) tender the Shares using the procedures for book-entry transfer described in Section 9. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact the broker, dealer, commercial bank, trust company or other nominee if the stockholder wishes to tender Shares.

    A stockholder who wishes to tender Shares but whose certificates are not immediately available, or who cannot comply with the procedures for book-entry transfer described in this Supplemented Offer to Purchase on a timely basis, may tender the Shares by following the procedures for guaranteed delivery described in Section 9.

    Questions and requests for assistance, or for additional copies of this Supplemented Offer to Purchase, the Letter of Transmittal or other tender offer materials, may be directed to the Information Agent or the Dealer Managers (named on the back cover of this Supplemented Offer to Purchase) at their respective addresses and telephone numbers set forth on the back cover. Holders of Shares may also contact brokers, dealers or banks for additional copies of this Supplemented Offer to Purchase, the Letter of Transmittal or other tender offer material.

TO THE HOLDERS OF SHARES OF COMMON STOCK, PAR VALUE $.02 PER SHARE, AND THE HOLDERS OF SERIES 1995 8% CONVERTIBLE PREFERRED STOCK, OF TESCORP, INC.:

                                  INTRODUCTION

    Tescorp Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Supercanal Holding S.A. ("Parent"), an Argentine corporation, hereby offers to purchase (i) all the outstanding shares of common stock, par value $0.02 per share ("Common Shares"), of Tescorp, Inc. (the "Company"), a Texas corporation, for $4.50 per Common Share, net to the seller in cash, and (ii) all the outstanding shares of Series 1995 8% Convertible Preferred Stock ("8% Preferred Shares") of the Company for $144 per share plus accrued dividends from the last date on which dividends were paid to the Expiration Time (as defined below), net to the seller in cash (collectively the Common Shares and the 8% Preferred Shares are referred to as the "Shares" and the $4.50 per share price and the $144 per share price plus accrued dividends which the Purchaser is offering to pay are referred to as the "purchase prices"), upon the terms and subject to the conditions set forth in this Supplemented Offer to Purchase and in the related Letters of Transmittal (which together, as amended from time to time, constitute the "Offer").

    The Offer is being made in accordance with an Amended Stock Purchase and Merger Agreement (the "Merger Agreement") dated as of November 26, 1997 between the Purchaser and the Company. The Merger Agreement contemplates that (i) the Purchaser would purchase from the Company 6,006,006 Common Shares for $3.33 per share (the "Stock Purchase"), (ii) not later than December 5, 1997, the Company would announce the Offer and (iii) if the Purchaser purchases at least a number of Common Shares and 8% Preferred Shares which, together with the shares already owned by the Purchaser (which will include the 6,006,006 Common Shares purchased by the Purchaser in the Stock Purchase), constitutes at least two thirds of the outstanding Common Shares and two-thirds of the outstanding 8% Preferred Shares, and the other conditions set forth in the Merger Agreement are satisfied or waived, the Purchaser will take all steps in its power to cause the Purchaser to be merged into the Company in a transaction in which Supercanal Holding S.A., the sole stockholder of the Purchaser, will become the sole stockholder of the corporation which survives the Merger and all the stockholders of the Company other than the Purchaser will receive cash in the same amount per Common Share and per 8% Preferred Share as is paid for Shares purchased through the Offer. Under the Merger Agreement, if a tender offer is commenced by someone other than the Purchaser for all the outstanding Common Shares and 8% Preferred Shares which the Company's Board of Directors determines to be superior to the Offer and which the Board of Directors resolves to accept or to recommend to the Company's stockholders, the Company may terminate the Merger Agreement by paying the Purchaser $5 million.

    Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes as a result of the sale of shares to the Purchaser in response to the Offer.

    Any tendering stockholder who fails to complete and sign the Substitute Form W-9 included in the Letter of Transmittal may be subject to a required backup Federal income tax withholding of 31% of the gross proceeds payable to the stockholder or other payee pursuant to the Offer. See Sections 3 and 9. The Purchaser will pay all charges and expenses of Furman Selz LLC and ING Baring (U.S.) Securities, Inc. as Dealer Managers (the "Dealer Managers"), The Bank of New York, as Depositary (the "Depositary"), and Morrow & Co., Inc., as Information Agent (the "Information Agent"), incurred in connection with the Offer. See Section 19.

    THE BOARD OF DIRECTORS OF THE COMPANY (1) HAS APPROVED THE OFFER AND THE MERGER WHICH WILL FOLLOW THE OFFER IF THE OFFER IS SUCCESSFULLY COMPLETED AND THE SHAREHOLDERS OF THE COMPANY APPROVE THE MERGER, (2) HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER EACH IS FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS, AND (3) RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN RESPONSE TO THE OFFER.

    THE MINIMUM CONDITION. The Offer is subject to a number of conditions, including the Minimum Condition. See Section 17. The Minimum Condition requires that (i) the number of Common Shares tendered and not withdrawn before the Expiration Time, when added to the number of Common Shares already owned by the Purchaser, constitute more than two-thirds of the total number of outstanding Common Shares and (ii) the number of 8% Preferred Shares validly tendered and not withdrawn before the Expiration Time, when added to the number of 8% Preferred Shares already owned by the Purchaser, constitute more than two-thirds of the total number of outstanding 8% Preferred Shares. The Company has informed the Purchaser that as of December 5, 1997, there were 19,223,456 outstanding Common Shares and 139,250 outstanding 8% Preferred Shares. The Purchaser owned 6,006,006 (approximately 31%) of those Common Shares. On that date, there also were 3,060,470 Common Shares reserved for issuance on exercise of outstanding options and warrants. The Shares owned by the Purchaser were acquired from the Company in the Stock Purchase, which took place under the Merger Agreement on December 5, 1997.

    By the close of business on January 9, 1998, (i) there were 19,745,863 outstanding Common Shares, (ii) 12,985,621 Common Shares had been tendered in response to the Offer (which, together with the 6,006,006 Common Shares already owned by the Purchaser, constituted 96.2% of the outstanding Common Shares) and
(iii) 109,000 8% Preferred Shares (78.1% of the outstanding 8% Preferred Shares) had been tendered in response to the Offer. Tendered shares may be withdrawn until the extended Expiration Time of the Offer. See Section 10, "Withdrawal Rights."

    Other conditions to consummation of the Offer are described in Section 11. The Purchaser expressly reserves the right, in its sole discretion, to waive any of the conditions to the Offer. See Section 11.

    THIS SUPPLEMENTED OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                SPECIAL FACTORS

    1. BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY. The initial discussions of a possible transaction between Parent and the Company took place at a meeting in October 1996 between senior officers of the Company and representatives of Integra Financial Services L.L.C ("Integra"), an advisor to Parent. These initial discussions, and additional discussions through March 1997, focused on the high degree of consolidation in the Argentine CATV industry which was taking place, and the advisability of combining the operations of Parent and the Company in view of that consolidation.

    In April 1997, there were discussions about a merger of the Company and Parent, in which shareholders of the Company would receive shares of Parent. Extensive discussions were held, and draft agreements were prepared. However, the merger would have required approval of the shareholders of both companies. A shareholder of Parent, which had the ability to preclude Parent from carrying out the merger, stated it would not approve a merger. Because of that, discussions of a merger were dropped.

    Early in August 1997, discussions of a transaction between Parent and the Company were revived. Parent was represented in these discussions by Integra, ING Baring (U.S.) Securities, Inc. ("ING Baring Securities") and Smith Barney & Co., Inc. ("Smith Barney"). The Company was represented in these discussions by its senior officers and by Arnhold and S. Bleicholder & Co. ("Bleicholder"). By mid-August, Parent and the Company each brought attorneys into the discussions, and agreements began to be drafted.

    From mid-August to mid-September, there were nearly daily discussions of a transaction between Parent and the Company. Initially, the discussions related to a purchase by Parent from the Company of what would have been approximately 45% of the outstanding Common Shares and 30% of the outstanding 8% Preferred Shares for approximately $39 million, followed by a merger of the Company into a subsidiary of Parent in which the stockholders of the Company would have received $4.53 per Common Share and $144.96 per 8% Preferred Share. However, at Parent's suggestion, it was decided that the transaction would take place in three steps, with a tender offer for the Common Shares and 8% Preferred Shares between the initial stock purchase and the merger.

    A principal issue during the discussions was a desire of the Company to be sure Parent would not become unable to complete a transaction either (i) because it did not have adequate funds or (ii) because its shareholders would not permit the transaction to proceed. With regard to the first concern, ING Baring (US) Capital Corporation ("ING Baring Capital") delivered a letter to the Company stating that ING Baring Capital had obtained internal credit approval for a senior secured credit facility in an aggregate principal amount sufficient to conclude the transactions being discussed, but the disbursement of that facility was subject to the negotiation, execution and delivery of definitive documentation satisfactory to ING Baring Capital and its counsel, which would contain, among other things, customary covenants, conditions precedent and security arrangements (including financial covenants on a pro forma basis concerning the combined operations of Parent and the Company). With regard to the second concern, the stockholders of Parent all stated they approved of the transaction.

    On September 16, 1997, the Purchaser (a wholly-owned subsidiary of Parent) and the Company signed a Stock Purchase and Merger Agreement (the "Original Merger Agreement") in which they agreed that (i) the Purchaser would purchase 10,790,000 Common Shares (which would be approximately 45% of the outstanding Common Shares) for $35,930,700 ($3.33 per share) and would purchase 60,750 8% Preferred Shares (which would be 30% of the outstanding 8% Preferred Shares) for $6,075,000 ($100 per share), (ii) shortly after completion of that stock purchase, the Purchaser would make a tender offer for all the outstanding Common Shares and 8% Preferred Shares for $4.50 per Common Share and $144 per 8% Preferred Share (plus an amount equal to accrued dividends on the 8% Preferred Shares), and (iii) if the tender offer resulted in the Purchaser's owning at least two-thirds of the outstanding Common Shares and two-thirds of the outstanding 8% Preferred Shares (which would enable the Purchaser to approve a merger between the Company and itself even if no other Tescorp shareholders voted in favor of the merger), the

Company and the Purchaser would be merged in a transaction in which Parent would become the sole shareholder of the merged company and the former Tescorp shareholders who had not tendered their shares would receive $4.50 per Common Share and $144 per 8% Preferred Share plus accrued dividends, unless they sought to obtain appraisal of their shares in accordance with Articles 5.11 through
5.13 of the Texas Business Corporation Act. The price to be paid was reduced from $4.53 to $4.50 per Common Share and from $144.96 to $144 per 8% Preferred Share, because it was determined that the price which would have to be paid in order to induce holders of minority interests in Tescorp joint ventures to sell those interests to the Purchaser or an affiliate would be higher than had been anticipated. The Original Merger Agreement required that before the Purchaser purchased the 10,790,000 Common Shares and the 60,750 8% Preferred Shares, three designees of the Purchaser would be elected to the Company's Board of Directors. When the Original Merger Agreement was signed, the Purchaser gave the Company a $5,000,000 deposit, to be applied against the purchase price of the 10,790,000 Common Shares and the 60,750 8% Preferred Shares.

    After the Original Merger Agreement was signed, required filings were made under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the waiting periods required by that Act were terminated. Also, agreements between Parent and various financial institutions, including ING Bank N.V., which included the financing required for the transaction contemplated by the Original Merger Agreement were drafted. However, before those financing agreements were signed, it was realized that the purchase by the Purchaser of 45% of the Common Shares and 30% of the 8% Preferred Shares would not result in the Company's financial statements being included in Parent's consolidated financial statements, and therefore, that step of the transaction would cause Parent to be in violation of financial ratio covenants which would be in the financing agreements.

    On November 5, 1997, representatives of Parent informed the principal executive officers of the Company that, because of requirements of Parent's expected lending agreements, Parent and the Purchaser would not be able to carry out the transaction as contemplated by the Original Merger Agreement. Discussions ensued, and on December 5, 1997 the Purchaser and the Company entered into an Amended Stock Purchase and Merger Agreement (the "Merger Agreement"). The principal difference between the Merger Agreement and the Original Merger Agreement is that under the Merger Agreement, the initial step was the purchase by the Purchaser of 6,006,006 Common Shares for $20,000,000 (including $5,000,000 paid through application of the deposit given when the Original Merger Agreement was signed), rather than the purchase of 10,790,000 Common Shares and 60,750 8% Preferred Shares for $42,005,700 which had been contemplated by the Original Merger Agreement. Because this initial transaction would be smaller than had been contemplated in the Original Merger Agreement, provisions were added to the Merger Agreement which were intended to insure that the proceeds of the initial transaction would give the Company the cash it needed for specified transactions (including a debt repayment due in February
1998) and the number of directors of the Company the Purchaser could designate was reduced from three to one.

    In accordance with the Merger Agreement, on December 5, 1997, (i) the Purchaser purchased a total of 6,006,006 Common Shares for $20,000,000 ($3.33 per share), of which $15 million was paid in cash and the balance was paid by permitting the Company to keep the $5 million deposit which the Purchaser had given to the Company when the Original Merger Agreement was signed, and (ii) the Offer was announced. The Merger Agreement required that materials relating to the Offer be sent to the Company's stockholders, and requires that if the Purchaser increases its ownership to at least two-thirds of the outstanding Common Shares and obtains at least two- thirds of the outstanding 8% Preferred Shares through the Offer (i.e., the Minimum Condition is satisfied), the merger contemplated by the Merger Agreement will take place. The Merger Agreement is described under the caption "The Merger Agreement."

    2.  PURPOSE OF THE OFFER AND THE PROPOSED MERGER; PLANS FOR THE COMPANY.

    PURPOSE. The purpose of the Stock Purchase, the Offer and the Merger is to enable Parent to acquire all the outstanding stock of the Company. The Offer is the second step in this effort. In the Stock Purchase, Parent, through the Purchaser, acquired approximately 31% of the outstanding Common Shares. If the Purchaser accepts Shares tendered in response to the Offer, the Purchaser's (and indirectly Parent's) ownership of Common Shares and 8% Preferred Shares will increase by the number of Shares purchased through the Offer. The purpose of the Merger will be to enable Parent to become the owner of all the outstanding stock of the Company.

    If the Purchaser purchases through the offer at least the minimum number of Common Shares and 8% Preferred Shares required to satisfy the Minimum Condition, Parent will be required by the Merger Agreement to carry out the Merger. If Purchaser purchases the shares which are properly tendered in response to the Offer, but those shares do not increase the Purchaser's holdings sufficiently to satisfy the Minimum Condition, neither Parent nor the Company will be contractually obligated to carry out the Merger. However, unless the Loan Agreement is modified, the Purchaser will not be permitted to waive the Minimum Condition (or any other condition to its obligation to accept and pay for the Shares which are tendered in response to the Offer).

    If, because one or more of the conditions to the Purchaser's obligation to accept Shares which are tendered in response to the Offer is not fulfilled, the Purchaser does not purchase the Shares which are tendered in response to the Offer, the Company will have the option, which it may exercise at any time on or before December 5, 1998 (the first anniversary of the date on which the Stock Purchase was completed), to repurchase all the stock the Purchaser acquired through the Stock Purchase for the price the Purchaser paid for it. If, however, the Purchaser purchases all the Shares which are tendered in response to the Tender Offer, even though it is not required to do so, the Company will not have the option to repurchase the stock the Purchaser acquired through the Stock Purchase.

    The Purchaser is also required to purchase, at or before the Effective Time of the Merger, the minority interests in some cable television systems of which the Company is the majority owner, except to the extent the current owners of the minority interests will not sell them for prices specified in the Merger Agreement. The Purchaser also is required to purchase two local cable systems which were the subject of options held by the Company, if the owners of these systems will sell them on the terms provided in the options. There is no provision of the Merger Agreement giving the Company the right, or the obligation, to purchase the minority interests or the two cable systems from the Purchaser if the Purchaser purchases them but the Merger does not take place.

    If Parent acquires all the stock of the Company, Parent will include the Company's cable systems in Parent's network of Argentine cable systems. If that occurs, Parent may make changes in the way those cable systems are operated, in the corporate structure of those cable systems or in their personnel. Parent also may liquidate the Company so Parent or another subsidiary of Parent will be the sole owner of the Argentine cable systems currently owned or operated by the Company. Except as described, neither the Purchaser nor Parent has any current plans or proposals that would relate to, or result in, any extraordinary corporate transaction involving the Company, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, any changes in the Company's capitalization or dividend policy or any other material change in the Company's business, corporate structure or personnel.

    In accordance with the Merger Agreement, effective December 5, 1997, Daniel Vila, was elected to the Company's Board of Directors. The Company is required to use its best efforts to cause Daniel Vila, or if he becomes unable to serve, another designee of the Purchaser reasonably acceptable to the Company, to be elected at all subsequent meetings of the Company's stockholders at which directors are elected. If (i) at any time the Purchaser and its affiliates (including Parent) cease to own at least 15% of the outstanding Common Shares, or (ii) the Purchaser breaches or fails to fulfill in a material respect any of its obligations under the Merger Agreement within 10 days after written notice of the failure from the Company, the Purchaser must cause Daniel Vila or whoever else may be its designee to resign.

    ACQUISITION PROPOSALS. The Company may not, and may not authorize its officers, directors, employees or agents to, enter into any discussions or take any other steps, a likely result of which might be to cause someone other than the Purchaser or Parent to (i) solicit tenders of stock of the Company or otherwise seek to acquire 5% or more of either the Common Shares or the 8% Preferred Shares, other than with a view to tendering those Shares in response to the Offer, (ii) acquire all or a substantial portion of the assets of the Company and its subsidiaries (whether through acquisitions of assets, acquisitions of stock of subsidiaries or both), or (iii) otherwise acquire the Company or a substantial portion of its assets if the Minimum Condition is not met or if the Company's stockholders do not approve the Merger. The Company is required to notify the Purchaser if the Company learns that anyone is contemplating soliciting tenders of its stock, acquiring 5% or more of its outstanding stock, acquiring all or a substantial portion of its assets and those of its subsidiaries or otherwise offering to acquire the Company or its assets if the Minimum Condition is not met or if its stockholders do not approve the Merger, and to provide the Purchaser with any additional information it obtains regarding the contemplated solicitation of tenders, acquisition of stock or assets or other acquisition offer.

    If there is an unsolicited tender offer from someone other than the Purchaser which the Company's Board of Directors determines, in good faith and after consultation with the Company's independent financial advisor, (i) would result in the holders of the Common Shares receiving consideration with a fair value of more than $5.00 per share and the holders of the 8% Preferred shares receiving consideration with a fair value of more than $160 per share, and (ii) is more favorable both to the holders of the Common Shares than the transactions under the Merger Agreement and to the holders of the 8% Preferred Shares the Company may terminate the Merger Agreement by paying the Purchaser $5 million. See Section 13.

    3. CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

    The following summary is a general discussion of certain of the expected Federal income tax consequences of the Offer. The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), and published regulations, rulings and judicial decisions in effect at the date of this Supplemented Offer to Purchase, all of which are subject to change. The summary does not discuss all aspects of Federal income taxation that may be relevant to a particular holder in light of his or her personal circumstances or to certain types of holders subject to special treatment under the Federal income tax laws, such as life insurance companies, financial institutions, tax-exempt organizations and non-U.S. persons. The following summary may not be applicable with respect to Shares acquired through exercise of employee stock options or otherwise as compensation. It also does not discuss any aspects of state or local tax laws or of tax laws of jurisdictions outside the United States of America.

    THE DESCRIPTION OF FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW IS FOR GENERAL INFORMATION ONLY. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE SALE OF THEIR SHARES, INCLUDING THE APPLICATION OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

    Sales of Shares in response to the Offer will be taxable transactions for Federal income tax purposes, and may also be taxable transactions under applicable state, local, foreign and other tax laws. For Federal income tax purposes, a tendering stockholder will generally recognize gain or loss equal to the difference between the amount of cash received by the stockholder upon sale of the Shares and the aggregate tax basis in the Shares which are sold. Under present law, gain or loss will be calculated separately for each block of Shares tendered and purchased pursuant to the Offer.

    If tendered Shares are held by a tendering stockholder as capital assets, gain or loss recognized by the tendering stockholder will be capital gain or loss, which will be long-term capital gain or loss if the tendering stockholder's holding period for the Shares exceeds one year. Long-term capital gains recognized by a tendering individual stockholder will generally be taxed at a maximum Federal marginal tax rate of 28% as to Shares held between 12 and 18 months and 20% as to shares held more than 18 months. Long-term capital gains recognized by a tendering corporate stockholder will be taxed at a maximum Federal marginal tax rate of 35%.

    A stockholder (other than certain exempt stockholders, including all corporations and certain foreign individuals) who tenders Shares may be subject to 31% backup withholding unless the stockholder provides its taxpayer identification number ("TIN") and certifies that the TIN is correct or properly certifies that it is awaiting a TIN. This should be done by completing and signing the substitute Form W-9 included as part of the Letter of Transmittal. A stockholder that does not furnish its TIN also may be subject to a penalty imposed by the IRS.

    If backup withholding applies to a stockholder, the Depositary is required to withhold 31% from each payment to that stockholder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the Federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the stockholder upon filing an income tax return.

    4.  CERTAIN EFFECTS OF THE TRANSACTION.

    NASDAQ. The purchase of the Shares tendered in response to the Offer will reduce the number of Common Shares that might otherwise trade publicly and could reduce the number of holders of Common Shares, which could adversely affect the liquidity and market value of the remaining Common Shares held by the public. Depending upon the number of Common Shares purchased pursuant to the Offer, the Common Shares may no longer meet the standards for continued inclusion in the NASDAQ Small-Cap Market, which require that an issuer have at least 200,000 publicly held shares with a market value of at least $1,000,000, held by at least 400 shareholders or 300 shareholders of round lots. If these standards are not met, the Common Shares might nevertheless continue to be quoted in the over-the-counter "additional list" or in one of the "local lists," but if the number of holders of the Common Shares falls below 300, or if the number of publicly held Common Shares falls below 100,000 or there are not at least two registered and active market makers for the Common Shares, the Common Shares would no longer be "qualified" for NASDAQ reporting and NASDAQ would cease to provide any quotations. Shares held directly or indirectly by directors, officers or beneficial owners of more than 10% of the Common Shares (which would include the Purchaser) are not considered as being publicly held for this purpose. If the Common Shares are no longer eligible for NASDAQ quotation, quotations might still be available from other sources. The extent of the public market for the Shares and the availability of quotations would, however, depend on the remaining number of holders of Common Shares, the interest of securities firms in maintaining a market in the Common Shares, the possible termination of registration under the Exchange Act, as described below, and other factors. According to the Company, as of November 14, 1997, there were approximately 336 holders of record of Common Shares and approximately 1,460 beneficial owners of Common Shares and as of December 5, 1997, there were 19,223,456 Common Shares outstanding, of which 6,006,006 were owned by the Purchaser. By January 9, 1998, there were only 754,236 Common Shares which were not owned by the Purchaser and had not been tendered in response to the Offer. However, tendered shares can be withdrawn until the Expiration Time.

    EXCHANGE ACT REGISTRATION. The Common Shares are currently registered under the Exchange Act. That registration may be terminated upon application of the Company to the Securities and Exchange Commission if the Common Shares are not listed on a national securities exchange or quoted on NASDAQ and there are fewer than 300 record holders of the Common Shares. The termination of registration of the Common Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Common Shares and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement in connection with stockholders' meetings pursuant to Section 14(a) of the Exchange Act, and the requirements of Rule 13e-3 under the Exchange Act with respect to "going-private" transactions, no longer applicable to the Company. See Section 18. In addition, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of those securities pursuant to Rule 144 under the Securities Act. If registration of the Common Shares under the Exchange Act were terminated, the Common Shares would no longer be eligible for quotation on NASDAQ. The Purchaser intends to seek to cause the Company to make an application for termination of registration of the Common Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of the registration of the Common Shares are met. If few or none of the Common Shares which were tendered by the original Expiration Time of the Offer are withdrawn, the Company may be able to terminate the registration of the Common Shares under the Exchange Act before stockholder action is taken regarding the Merger. If the registration of the Common Shares under the Exchange Act is terminated before stockholder action is taken regarding the Merger (i) if the Merger requires a solicitation of proxies, the proxy solicitation materials will not be subject to the Commission's proxy rules, and
(ii) if no solicitation of proxies is necessary, the Company will not be subject to a requirement of the Commission's proxy rules that it distribute an Information Statement which complies with those rules before the Merger takes place.

    5. FAIRNESS OF THE TRANSACTION. The Purchaser and the Parent believe that the Offer and the Merger, which will follow the Offer if it is successful, are fair to holders of Common Shares who are not affiliated with the Purchaser, the Parent or the Company. This belief is based primarily on the fact that the $4.50 per share which the Purchaser is offering for the Common Shares in the Offer, and which holders of Common Shares will receive as a result of the Merger if the Offer is successful, exceeds the highest price at which the Common Shares traded at any time during 1997, and is 33% higher than the last sale price of the Common Shares reported on the Nasdaq SmallCap Market on September 15, 1997, the last full day of trading prior to public announcement of execution of the Original Merger Agreement. Similarly, the $144 per share which the Purchaser is offering for the 8% Preferred Shares, and which holders of 8% Preferred Shares will receive as a result of the Merger, exceeds the highest price which could have been obtained at any time during 1997 for the 32 Common Shares into which each 8% Preferred Share may be converted. In addition, the total price the Purchaser and Parent will pay to acquire the Company in its entirety is at the high end of the range of prices per subscriber which is being paid to acquire cable system operators in Argentina, where all the Company's operations are conducted. Also, the amount the Purchaser and the Parent will pay to acquire the Company (not including the amount paid by the Purchaser on December 5, 1997 to acquire approximately 31% of its Common Shares) will be more than twice the total stockholder's equity of the Company at September 30, 1997, the per share amount which will be paid to holders of Common Shares will be more than four and one-half times the per share stockholders equity available to holders of Common Shares on September 30, 1997, and the per share amount which will be paid to holders of 8% Preferred Shares will be 1.44 times the liquidation preference of an 8% Preferred Share. Further, almost three months elapsed between the time execution of the Original Merger Agreement was announced to the public, and the time the Purchaser acquired 31% of the common stock of the Company. Insofar as the Purchaser and the Parent are aware, no proposals have been made since then by any other persons to acquire the Company for an amount at least as great as that which will be paid by the Purchaser and the Parent (or at any other price), despite the fact that the Original Merger Agreement and the Merger Agreement permitted the Company to terminate the Original Merger Agreement or the Merger Agreement if, before the Purchaser completed the purchase of Common Shares, the Company received an unsolicited proposal regarding a transaction which the Company's Board of Directors determined to be more favorable to the holders of the Common Shares and the 8% Preferred Shares than the transactions under the Original Merger Agreement, and even after that Purchase of Common Shares the Company could terminate the Merger Agreement if someone commenced a tender offer which the Company's Board of Directors determined to be more favorable to the Company's stockholders than the Offer and the Merger.

    The Merger must be approved by the holders of at least 66 2/3% of the outstanding Common Shares and the holders of at least 66 2/3% of the outstanding 8% Preferred Shares. Because of that, it is a condition to the Purchaser's obligation to accept shares which are tendered in response to the Offer that a number of shares be tendered and not withdrawn, which, together with the Common Shares already owned by the Purchaser, totals at least 66 2/3% of the outstanding Common Shares and 66 2/3% of the outstanding 8% Preferred Shares. In order for that condition to be fulfilled, at least 52% of the Common Shares which the Purchaser does not own, and at least 66 2/3% of the 8% Preferred Shares, will have to be tendered in response to the Tender Offer and not withdrawn. If the Purchaser waives that condition, then a sufficient number of shares not owned by the Purchaser will have to be voted in favor of the Merger to cause the merger to be approved by holders of 66 2/3% of the outstanding Common Shares and 66 2/3% of the outstanding 8% Preferred Shares. Accordingly, holders of at least 52% of the shares of Common Shares not owned by the Purchaser, and holders of at least 66 2/3% of the outstanding shares of 8% Preferred Shares, will have to either sell their shares to the Purchaser in response to the Offer or vote in favor of the Merger, in order for the Parent to acquire the Company in its entirety. By January 9, 1998, 96.2% of the outstanding Common Shares had been tendered or were already owned by the Purchaser and 79.1% of the outstanding 8% Preferred Shares had been tendered.

    No representative of the Purchaser or of the Parent was a director of the Company when either the Original Merger Agreement or the Merger Agreement was negotiated. However, it is the understanding of the Purchaser and the Parent that none of the directors who were not employees of the Company retained an unaffiliated representative to act solely on behalf of the unaffiliated securityholders for the purpose of negotiating the terms of the Original Merger Agreement or the Merger Agreement and/or preparing a report concerning the fairness of the transactions which are the subject of the Original Merger Agreement or the Merger Agreement. However, Arnhold and S. Bleichroeder gave an opinion to the entire Board of Directors regarding the fairness of the Offer and the Merger. See Item 6. Because neither the Purchaser nor the Parent had any affiliation with the Company until after the Merger Agreement was executed, the opinion of Arnhold and S. Bleichroeder & Co. as to the fairness of the Offer and the Merger was, in effect, an opinion of an unaffiliated representative acting solely on behalf of unaffiliated securityholders.

    The Company's mailing to its stockholders regarding the Offer states that the Board of Directors of the Company unanimously approved the Offer and the Merger Agreement, both in its original form and as amended. Therefore the Purchaser and the Parent believe that the Original Merger Agreement and the Merger Agreement each was approved by a majority of the directors of the Company who are not employees of the Company.

    6.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

    Neither the Purchaser nor the Parent has received a report, opinion or appraisal from an outside party which is materially related to the Offer or the Merger, including, but not limited to, any such report, opinion or appraisal relating to the consideration or the fairness of the consideration being offered to holders of Common Shares or the fairness of the transaction to the Company, to the Purchaser or the Parent or to holders of Common Shares or other securities of the Company who are not affiliates of the Company. Item 9 of the
Schedule 14D-9 dated December 8, 1997 and the Schedule 14D-9/A (Amendment No. 1) dated December 24, 1997, filed by the Company with the Securities and Exchange Commission, copies of which have been or are being sent to the Company's shareholders, describes an opinion of Arnhold and S. Bleichroeder & Co. regarding the fairness of the Offer and the Merger to the Company's shareholders from a financial point of view.

                                THE TENDER OFFER

    7. TERMS OF THE OFFER. On the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Time and not withdrawn in accordance with Section 10. The term "Expiration Time" means 12:00 midnight, New York City time, on Thursday, February 5, 1998, unless the Purchaser extends the period during which the Offer is open, in which event the term "Expiration Time" will mean the time and date at which the Offer, as extended, will expire.

    In the Merger Agreement, the Purchaser has agreed that it will not extend the Offer to a date which is more than 60 days after the Offer is commenced, except that (a) if the Offer is modified during the period it is open to increase the price per share payable in the Offer or in any other manner permitted by the Merger Agreement, the Offer many be extended until not more than 10 business days after the day on which the modification is communicated to the Company's stockholders, (b) if anyone makes a tender offer for either the Common Shares or the 8% Preferred Shares before the Offer expires, the Offer may be extended until not more than 10 business days after the other tender offer expires, (c) if the Purchaser is prevented by an order of a court or other governmental agency from accepting Shares which are tendered, the Offer may be extended until 10 business days after the Purchaser is able to accept Shares without violating any order of any court or other governmental agency and (d) if the Minimum Condition is not satisfied by the scheduled Expiration Time, the Offer may be extended for up to an additional 60 days to enable the Minimum Condition to be satisfied (and if, although the Minimum Condition is not satisfied, at least 2,500,000 Common Shares and at least 35,000 8% Preferred Shares are properly tendered and not withdrawn, the Purchaser will extend the Offer for at least an additional 30 days to enable the Minimum Condition to be satisfied).

    The Purchaser also has agreed in the Merger Agreement that it will not (a) decrease the number of Shares being tendered for in the Offer, (b) reduce the Purchase Price either for the Common Shares or for the 8% Preferred Shares, (c) modify or add to the conditions described in Section 11, (d) change the form of consideration payable in the Offer, or (e) extend the Offer, except as required or permitted by the Merger Agreement (which is described above).

    The Purchaser reserves the right, at any time and from time to time, to extend the period during which the Offer is open, by giving oral or written notice of the extension to the Depositary and by making a public announcement of it as described below. During any extension, all Shares previously tendered and not withdrawn will remain tendered in response to the Offer, subject to the rights of a tendering stockholder to withdraw tendered Shares. See Section 10.

    Subject to the Merger Agreement and the applicable regulations of the Securities and Exchange Commission (the "Commission"), the Purchaser reserves the right, at any time and from time to time, to (i) delay acceptance for payment of, or, regardless of whether Shares were already accepted for payment, payment for, Shares pending receipt of any regulatory or third-party approval described in Section 18 or in order to comply in whole or in part with any other applicable law, (ii) terminate the Offer and not accept for payment any Shares if any of the conditions described in Section 11 have not been satisfied or upon the occurrence of any of the events described in Section 11 or (iii) waive any condition or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of the delay, termination, waiver or amendment to the Depositary and by making a public announcement of it, as described below.

    The Purchaser acknowledges that (i) Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") requires the Purchaser to pay the consideration offered or return the tendered Shares promptly after the termination or withdrawal of the Offer and (ii) the Purchaser may not delay acceptance for payment of, or payment for (except as provided in clause (i) of the first sentence of the preceding paragraph), any Shares upon the occurrence of any of the events described in Section 11 without extending the period of time during which the Offer is open.

    The Purchaser will make a public announcement of any extension, delay, termination, waiver or amendment as promptly as practicable after it takes place. In the case of an extension, a public announcement will be made no later than 9:00 a.m., New York City time, on the business day after the day of the previously scheduled Expiration Time. Subject to applicable law (including Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of the changes), the Purchaser will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release.

    If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or if it waives a material condition to the Offer, the Purchaser will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. Consummation of the Offer is conditioned upon satisfaction of the Minimum Condition, and the other conditions set forth in Section 11. The Purchaser reserves the right (but will not be obligated) to waive any or all of those conditions.

    If, prior to the Expiration Time, the Purchaser should decide to increase the consideration being offered in the Offer, that increase will be applicable to all stockholders whose Shares are accepted for payment, including stockholders who tender their shares before the Purchaser increases the consideration. If, at the time notice of an increase in the consideration being offered is first published or otherwise given to holders of Shares, the Offer is scheduled to expire earlier than the tenth business day after (but including) the day the notice is first published or otherwise given, the Offer will be extended at least until the expiration of that ten-business-day period. The Purchaser does not expect to increase the consideration being offered.

    The Company has given the Purchaser a stockholder list and security position listings for the purpose of enabling the Purchaser to disseminate the Offer to holders of Shares. This Supplemented Offer to Purchase and the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list, or who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

    8. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES. On the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the extension or amendment), the Purchaser will purchase, by accepting for payment, and will pay for, all Shares which are validly tendered (and not properly withdrawn in accordance with Section 10) prior to the Expiration Time. Shares will be accepted as soon as practicable after the later to occur of (i) the Expiration Time and (ii) the satisfaction or waiver of the conditions set forth in Section 11. Any determination concerning the satisfaction of the terms and conditions of the Offer will be in the sole discretion of the Purchaser. See Section 11. The Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or, subject to the applicable rules of the Commission, payment for, Shares in order to comply in whole or in part with any applicable law. See Section 18.

    In all cases, payment for Shares which are tendered in response to the Offer and accepted for payment will be made only after timely receipt by the Depositary of (a) the certificate(s) representing the tendered Shares (the "Share Certificates"), or timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of the Shares (if that procedure is available) into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility"), as described in Section 9, (b) a properly completed and duly executed Letter of Transmittal (or facsimile of one), or an Agent's Message in connection with a book-entry transfer, and (c) any other documents required by the Letter of Transmittal.

    An "Agent's Message" is a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of the Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from a participant in the Book-Entry Transfer Facility which tenders Shares that the participant has received, and agrees to be bound by the terms of, the Letter of Transmittal and that the Purchaser may enforce that agreement against the participant.

    For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, tendered Shares when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance of the Shares for payment. Payment for Shares which are accepted will be made by deposit of the aggregate purchase price for all the Shares which are accepted for payment with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to the tendering stockholders. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE OFFER PRICE BE PAID BY THE PURCHASER BY REASON OF ANY DELAY IN PAYING FOR SHARES. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, the Purchaser's obligation to pay for Shares will be satisfied and tendering stockholders must look solely to the Depositary for payment of amounts owed to them by reason of the acceptance of their Shares pursuant to the Offer. If, for any reason, acceptance for payment of or payment for any Shares tendered in response to the Offer is delayed, or the Purchaser is prevented from accepting for payment or paying for Shares which are tendered in response to the Offer, the Depositary may, nevertheless, retain tendered Shares on behalf of the Purchaser and those Shares may not be withdrawn, except to the extent the tendering stockholder exercises withdrawal rights as described in
Section 10. The Purchaser will pay any stock transfer taxes incident to the transfer to it of validly tendered Shares, except as otherwise provided in Instruction 6 of the Letter of Transmittal, as well as any charges and expenses of the Depositary and the Information Agent.

    If any tendered Shares are not accepted for payment for any reason, or if certificates which are submitted evidence more Shares than are tendered, certificates representing unpurchased or untendered Shares will be returned or sent, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, Shares which are not purchased will be credited to an account at that Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

    IF, PRIOR TO THE EXPIRATION TIME, THE PURCHASER INCREASES THE CONSIDERATION OFFERED TO HOLDERS OF SHARES TENDERED IN RESPONSE TO THE OFFER, THE INCREASED CONSIDERATION WILL BE PAID TO ALL HOLDERS WHOSE SHARES ARE PURCHASED THROUGH THE OFFER, INCLUDING HOLDERS WHOSE SHARES ARE TENDERED BEFORE THE CONSIDERATION IS INCREASED.

    The Purchaser reserves the right to transfer or assign, in whole, or in part from time to time, to one or more of its affiliates the right to purchase all or any portion of the Shares which are tendered in response to the Offer, but such a transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares which are validly tendered in response to the Offer and accepted for payment.

    9. PROCEDURES FOR TENDERING SHARES.

    VALID TENDER OF SHARES. Except as set forth below, in order for Shares to be validly tendered in response to the Offer, (a) a Letter of Transmittal or a facsimile of one, properly completed and duly executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Shares, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Supplemented Offer to Purchase prior to the Expiration Time and (b) either (i) the certificates representing the tendered Shares must be received by the Depositary along with the Letter of Transmittal, (ii) the Shares must be tendered using the procedure for book-entry transfer described below, and the Book-Entry Confirmation must be received by the Depositary prior to the

Expiration Time, or (iii) the tendering stockholder must comply with the guaranteed delivery procedures described below.

    THE METHOD OF DELIVERY OF SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER. ITEMS WILL BE DEEMED DELIVERED ONLY WHEN THEY ARE ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

    BOOK-ENTRY TRANSFER. The Depositary has established an account with respect to the Shares at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer within two business days after the date of the original Offer to Purchase, and any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary's account at the Book-Entry Transfer Facility. Although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, a Letter of Transmittal or a facsimile of one, with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Shares, and any other required documents, as well as the Book Entry Confirmation relating to the Shares, must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Supplemented Offer to Purchase prior to the Expiration Time or the guaranteed delivery procedures described below must be followed.

    REQUIRED DOCUMENTS MUST BE TRANSMITTED TO AND RECEIVED BY THE DEPOSITARY AT ONE OF ITS ADDRESSES SET FORTH ON THE BACK COVER PAGE OF THIS SUPPLEMENTED OFFER TO PURCHASE. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

    SIGNATURE GUARANTEES. Signatures on Letters of Transmittal need not be guaranteed, unless the Shares to which they relate are being tendered by a registered holder of Shares who has completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal. Signatures on Letters of Transmittal on which either of those boxes has been completed must be guaranteed by a firm which is a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program (each an "Eligible Institution"). See Instruction 1 of the Letter of Transmittal.

    If a Share Certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or certificates representing shares which are not tendered or are not accepted for payment are to be returned, to a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on the Share Certificate or stock powers guaranteed. See Instructions 1 and 5 of the Letter of Transmittal.

    If Share certificates are delivered to the Depositary at different times, a properly completed and duly executed Letter of Transmittal (or facsimile of one) must accompany each delivery.

    GUARANTEED DELIVERY. If a stockholder wishes to tender Shares in response to the Offer but the Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Time, or the procedure for book-entry transfer cannot be completed on a timely basis, the Shares may nevertheless be tendered as follows:

        (i) the tender must be made by or through an Eligible Institution;

        (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided with the original Offer to Purchase, must be received by the Depositary before the Expiration Time; and

       (iii) the Share Certificates representing all tendered Shares, in proper form for transfer, or the Book-Entry Confirmation, together with a properly completed and duly executed Letter of Transmittal (or facsimile of one), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal are received by the Depositary within three (3) New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.

    A Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary, but must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery distributed with the original Offer to Purchase.

    Payment for Shares which are accepted for payment will be made only after timely (i) receipt by the Depositary of Share Certificates for, or of Book-Entry Confirmation with respect to, the Shares, (ii) a properly completed and duly executed Letter of Transmittal (or facsimile of one), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and (iii) any other documents required by the Letter of Transmittal. Accordingly, it is possible that payment will not be made to all tendering stockholders at the same time.

    BACKUP UNITED STATES FEDERAL WITHHOLDING TAX. Under the United States Federal income tax laws, the Depositary may be required to withhold 31% of the amount of any payments made to certain stockholders. To prevent backup Federal income tax withholding, each tendering stockholder must provide the Depositary with the stockholder's correct taxpayer identification number, or certify that the stockholder is exempt from backup Federal income tax withholding, by completing the Substitute Form W-9 included in the Letter of Transmittal. See Instruction 10 of the Letter of Transmittal.

    APPOINTMENT AS PROXY. By executing a Letter of Transmittal, a tendering stockholder irrevocably appoints designees of the Purchaser as the tendering stockholder's attorneys-in-fact and proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of the stockholder's rights with respect to the Shares tendered by the stockholder and accepted for payment by the Purchaser (and with respect to any other securities issued in respect of those Shares on or after the date of the original Offer to Purchase). That proxy is considered coupled with an interest in the tendered Shares. This appointment will be effective if, when and to the extent that the Purchaser accepts the tendered Shares for payment pursuant to the Offer. When tendered Shares are accepted for payment, all prior proxies given by the stockholder with respect to the tendered Shares and any other securities issued in respect of them will, without further action, be revoked, and no subsequent proxies may be given. The designees of the Purchaser will, with respect to the tendered Shares and any other securities for which the appointment is effective, be empowered to exercise all voting and other rights of the tendering stockholder as they, in their sole discretion, deem proper at any annual, special, adjourned or postponed meeting of the Company's stockholders, and the Purchaser reserves the right to require that in order for Shares or other securities to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of the Shares, the Purchaser will be able to exercise full voting rights with respect to the Shares.

    Proxies are effective only as to Shares accepted for payment pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company's stockholders. Any solicitation of proxies will be made only pursuant to separate proxy solicitation materials complying with the Exchange Act.

    DETERMINATIONS REGARDING TENDERS. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any Shares using any of the procedures described above will be determined by the Purchaser, in its sole discretion, and the Purchaser's determination will be final and binding on all parties. The Purchaser reserves the absolute right to reject any or all tenders of Shares determined by it not to be in proper form or if the acceptance for payment of, or payment for, the Shares may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right, in its sole discretion, to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived.

    The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions to it) will be final and binding. None of Parent, the Purchaser, either Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification.

    BINDING AGREEMENT. The Purchaser's acceptance for payment of Shares tendered in response to the Offer will constitute a binding agreement by the tendering stockholder to sell, and by the Purchaser to purchase, the tendered Shares on the terms and subject to the conditions of the Offer.

    10. WITHDRAWAL RIGHTS. Except as otherwise provided in this Section 10, tenders of Shares made in response to the Offer are irrevocable. Shares tendered in response to the Offer may be withdrawn at any time prior to the Expiration Time and, unless they have been accepted for payment by the Purchaser, may also be withdrawn at any time after February 9, 1998.

    If the Purchaser extends the Offer, is delayed in its acceptance of Shares for payment or is unable to accept Shares for payment for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may, nevertheless, retain tendered Shares on behalf of the Purchaser, and those Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdraw them as described in this Section 10. Any such delay will be accompanied by an extension of the Offer to the extent required by law.

    For a withdrawal to be effective, a written or facsimile transmission of a notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Supplemented Offer to Purchase. A notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and (if Share Certificates have been tendered) the name of the registered holder, if different from that of the person who tendered the Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then prior to the release of those Share Certificates, the serial numbers shown on the particular Share Certificates to be withdrawn must be submitted to the Depositary, and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless the Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals of Shares may not be rescinded.

    After Shares are properly withdrawn, they will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered at any time prior to the Expiration Time using one of the procedures described in Section 9.

    All questions as to the form and validity (including, without limitation, time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, and its determination will be final and binding. None of Parent, the Purchaser, either Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

    11. CONDITIONS OF THE OFFER. The Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, the Shares which are tendered in response to the Offer if:

        (a) The number of Shares properly tendered in response to the Offer and not withdrawn, together with the Common Shares and any 8% Preferred Shares already owned by the Purchaser, does not total more than two-thirds of the outstanding Common Shares and two-thirds of the outstanding 8% Preferred Shares;

        (b) There are any 10% Preferred Shares outstanding after the day which is 65 days after the Stock Purchase (February 3, 1998);

        (c) Any statute, rule, regulation, order or injunction has been enacted, promulgated, entered or enforced by any national or state government or governmental authority or by any United States or Argentine court of competent jurisdiction, that would make the acquisition of the Shares by the Purchaser illegal or otherwise prohibit consummation of the Offer or the Merger; or

        (d) There has been (i) a general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange which continued for at least three business days, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Argentina (whether or not mandatory) which continued for at least three business days, (iii) the commencement of a war or armed hostilities or any other international or national calamity directly or indirectly involving the United States or Argentina, which has a significant adverse effect on the functioning of financial markets in the United States or Argentina, (iv) any limitation (whether or not mandatory) by any United States or Argentine governmental authority or agency on the extension of credit by banks or other financial institutions which would have a material adverse effect on Parent's or the Purchaser's ability to borrow sufficient funds under its bank facilities to purchase and pay for all the Shares which are tendered in response to the Offer and to carry out the Merger on the terms contemplated by the Merger Agreement or (v) there is a material acceleration or worsening of any of the conditions described in clauses (i) through (iv) which exists at the date of the commencement of the Offer.

        (e) Any of the representations and warranties of the Company set forth in the Merger Agreement is not true and correct as of the date of the Merger Agreement except failures to be true and correct which would not, in the aggregate, have a material adverse effect upon the Company;

        (f) Since the date of the Merger Agreement, there has been an occurrence or group of occurrences (whether or not related) which have had a material adverse effect upon the Company (other than (i) occurrences which affected generally the cable television industry worldwide or in Argentina, including actual or proposed changes in laws or regulations, or (ii) the transactions contemplated by the Merger Agreement, including the change in control contemplated by it);

        (g) the Company has not performed all the obligations it is required to have performed under the Merger Agreement, except failures which (i) would, in the aggregate, not materially impair or delay the ability of the Purchaser to consummate the purchase of the Shares which are tendered in response to the Offer or the ability of the Purchaser and the Company to effect the Merger, (ii) have been caused by or result from a breach of the Merger Agreement by the Purchaser; or (iii) do not, and are not reasonably expected to, have a material adverse effect on the Company;

        (h) The Merger Agreement has been terminated in accordance with its terms; or

        (i) The Board of Directors of the Company withdraws or modifies in a manner adverse to the Purchaser the Board's approval or recommendation of the Offer or the Merger.

    The conditions set forth above are for the sole benefit of the Purchaser, and may be waived by the Purchaser, in whole or in part. Any delay by the Purchaser in exercising the right to terminate the Offer because any of the conditions are not fulfilled will not be deemed a waiver of its right to do so. Any delay in accepting shares for payment because conditions are not satisfied will be accompanied by an extension of the Offer, and therefore an extension of the right to withdraw Shares which are tendered in response to the Offer.

    12. PRICE RANGE OF SHARES. The Common Shares trade on the NASDAQ Small-Cap Market under the symbol "TESC." The following table sets forth, for the periods indicated, the high and low sales prices per Common Share on the NASDAQ Small-Cap Market.

                                 COMMON SHARES

                            HIGH      LOW
                           -------  -------
Year Ended December 31,
  1995:
  First Quarter..........  $ 2.88   $ 1.88
  Second Quarter.........    4.000    1.875
  Third Quarter..........    3.563    2.750
  Fourth Quarter.........    3.875    2.750
Year Ended December 31,
  1996
  First Quarter..........    4.375    2.500
  Second Quarter.........    4.500    3.2500
  Third Quarter..........    4.1250   2.8750
  Fourth Quarter.........    4.6250   2.8750
Year Ended December 31,
  1997
  First Quarter..........    4.3125   3.2500
  Second Quarter.........    4.000    3.0625
  Third Quarter..........    4.1875   3.0625
  Fourth Quarter (through
    December 4, 1997)....    4.1250   3.5000

    Insofar as the Purchaser is aware, there is no trading market for the 8% Preferred Shares.

    On September 15, 1997, the last full day of trading prior to the public announcement of the execution of the Merger Agreement, the last sale price of the Common Shares reported on NASDAQ was $3.375. On December 5, 1997, the last full day of trading prior to the commencement of the Offer, the last sale price reported on NASDAQ was $4 per Common Share. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

    13. CERTAIN INFORMATION CONCERNING THE COMPANY. The information concerning the Company contained in this Supplemented Offer to Purchase, including financial information, has been taken from or is based upon publicly available documents and records on file with the Commission and other public sources. None of Parent, the Purchaser or either Dealer Manager assumes any responsibility for the accuracy or completeness of the information concerning the Company contained in those documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are not known to Parent, the Purchaser or either Dealer Manager.

    The Company is a Texas corporation and its principal executive offices are located at 327 Congress Avenue, Suite 200, Austin, Texas 78701. The following description of the Company's business has been taken from the Company's 1997 Form 10-KSB/A:

    The Company acquires, develops and operates cable television and communications systems in the Republic of Argentina, with concentrations in the Patagonia and Tierra del Fuego regions. At March 31,

1997, the Company provided cable television service to approximately 69,000 subscribers. In addition, the Company holds a license to provide data services to its customers under the name "Patagonia On-Line (TM)."

    Set forth below is certain consolidated financial information with respect to the Company, excerpted or derived from the summary financial information of the Company contained in the Company's, 1997 Form 10-KSB/A and the Company's Forms 10-Q for the periods ended September 30, 1996 and 1997. More comprehensive financial information is included in those reports and other documents filed with the Commission, and the following summary is qualified in its entirety by reference to those reports and other documents, including the financial information and related notes contained in them. The reports and other documents may be inspected and copies of them may be obtained in the manner set forth below.

                         TESCORP, INC. AND SUBSIDIARIES

SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                              SIX MONTHS ENDED
                                               SEPTEMBER 30,       YEARS ENDED MARCH 31,
                                           ----------------------  ----------------------
                                              1997        1996        1997        1996
                                           ----------  ----------  ----------  ----------
                                           (UNAUDITED) (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues.................................  $14,337,250 $10,929,345 $22,580,466 $16,009,116
Operating income (loss)..................  (1,851,700) (1,206,560) (2,391,448) (1,470,291)
Net income (loss)........................  (2,876,789) (1,353,687) (3,382,059) (1,495,297)
Net Income (loss) applicable to Common     (3,607,194) (2,116,279) (4,877,119) (2,131,733)
  Shares.................................
Net Income (loss) per share applicable to       (0.27)     (0.017)      (0.38)      (0.19)
  Common Shares(1).......................
Ratio of earnings to fixed charges(2)....        n.a.        n.a.        n.a.        n.a.

BALANCE SHEET DATA (END OF PERIOD):
Total assets(3)..........................  $50,831,707 43,058,722  49,626,962  44,244,645
Debt.....................................   7,193,613   1,059,287   7,262,237     447,651
Total liabilities........................  19,916,392   6,245,423  15,119,002   5,802,986
Total Stockholders' equity...............  30,102,837  35,818,068  33,620,657  37,422,957
Stockholders' equity applicable to Common  12,721,337  18,286,748  16,226,337  19,103,637
  Shares.................................
Stockholders' equity per share applicable        0.96        1.43        1.23        1.53
  to Common Shares.......................

------------------------

(1) Fully diluted earnings per share are not presented for any periods because they do not materially differ from primary earnings per share or they are antidilutive.

(2) Not applicable, because the Company did not have earnings for any of the periods.

(3) In accordance with industry practice, the Company does not classify assets and liabilities as being or not being current.

    The Company is subject to the informational and reporting requirements of the Exchange Act and is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities, any material interests of those persons in transactions with the Company and other matters is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the Commission. These reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission:
Seven World Trade Center, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of this material may be obtained by mail, upon payment of the Commission's customary fees, from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains an Internet site on the world wide web at http://www.sec.gov that contains reports, proxy statements and other information. Reports, proxy statements and other information concerning the Company should also be available for inspection at the offices of Nasdaq, 1735 K Street, N.W., Washington, D.C. 20006. All of the information with respect to the Company and its affiliates set forth in this Supplemented Offer to Purchase has been derived from publicly available information.

    14. CERTAIN INFORMATION CONCERNING THE PURCHASER AND PARENT.

    THE PURCHASER. The Purchaser is a Delaware corporation organized in order to enter into the transactions which are the subject of the Merger Agreement (including the Offer). The principal executive offices of the Purchaser are located at Godoy Cruz 316, Mendoza, Province of Mendoza, Argentina 5500. The Purchaser is a wholly owned subsidiary of Parent. Until immediately prior to the Stock Purchase, the Purchaser did not have any significant assets or liabilities and had not engaged in activities other than those incidental to its formation and capitalization and preparation for the Stock Purchase, the Offer and the Merger. Due to the fact that the Purchaser is newly formed and, until the Stock Purchase, had minimal assets and capitalization, no meaningful financial information regarding the Purchaser is available.

    In the Stock Purchase, the Purchaser purchased 6,006,006 Common Shares Preferred Shares for $3.33 per Common Share (a total of $20,000,000). That price is lower than the price to be paid in the Offer and the Merger. However, the terms of the Stock Purchase were agreed upon (a) to provide funds to the Company at prices Parent and the Purchaser were willing to pay even if they did not acquire the remaining shares of the Company, and (b) with knowledge that if the Offer and the Merger were completed, Parent would own all the stock of the Company, and therefore Parent would, in effect, become the owner of the proceeds of the Stock Purchase (or of the benefits of application of those proceeds). The Agreement provides that unless the Purchaser purchases all the Shares tendered in response to the Offer (even if the Minimum Condition or other conditions are not fulfilled), the Company will have an option, which will expire one year after the date of the Stock Purchase, to repurchase the shares it sold in the Stock Purchase for the price the Purchaser paid for those shares. See "Description of the Agreement."

    PARENT. Parent, a corporation organized under the laws of Argentina, is the third largest multi-channel television system operator in Argentina, providing multi-channel television services via cable and wireless technology. The principal executive offices of Parent are located at Godoy Cruz 316, Mendoza, Province of Mendoza, Argentina 5500.

    During the last 5 years none of Parent's or Purchaser's officers or directors was (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

    Parent is not subject to the informational and reporting requirements of the Exchange Act and Parent is not required to file reports and other information with the Commission relating to its businesses, financial condition or other matters.

    The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of the Purchaser and Parent are set forth in Schedule I.

    Except for the 6,006,006 Common Shares acquired by the Purchaser on December 5, 1997 through the Stock Purchase described in this Supplemented Offer to Purchase, none of Parent, the Purchaser or, to the best knowledge of Parent or the Purchaser, any of the persons listed on Schedule I or any associate or majority owned subsidiary of any of those persons beneficially owns any equity security of the Company, and none of Parent or the Purchaser or, to the best knowledge of Parent or the Purchaser, any of the other persons referred to above, or any of their respective directors, executive officers or subsidiaries, has effected any transaction in any equity security of the Company during the past 60 days.

    Except as described in this Supplemented Offer to Purchase, none of Parent or the Purchaser or, to the best knowledge of Parent or the Purchaser, any of the persons listed on Schedule I has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies. Except as set forth in this Supplemented Offer to Purchase, none of Parent or the Purchaser or, to the best knowledge of Parent or the Purchaser, any of the persons listed on Schedule I has had any transactions with the Company or any of its executive officers, directors or affiliates that would require reporting under the rules of the Commission.

    Except as described in this Supplemented Offer to Purchase, since January 1, 1994, there have been no contacts, negotiations or transactions between Parent or the Purchaser, or their respective subsidiaries, or, to the best knowledge of Parent or the Purchaser, any of the persons listed in Schedule I, on the one hand, and the Company or its executive officers, directors or affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors or a sale or other transfer of a material amount of assets.

    15. SOURCE AND AMOUNT OF FUNDS. If all the outstanding Shares not owned by the Purchaser were tendered in response to the Offer, the Purchaser would be required to pay a total of approximately $86 million to purchase the tendered Shares and pay the fees and other expenses related to the Offer. See Section 17. The Purchaser expects to obtain the funds required to consummate the Offer through capital contributions or advances made by Parent. Parent has guaranteed the Purchaser's obligations under the Merger Agreement, including obligations with respect to the Offer.

    On November 12, 1997, Parent entered into a Note Purchase Agreement (the "Loan Document") among Parent and the other issuers named or referred to therein, as issuers, the financial institutions parties thereto, as purchasers, ING Baring (U.S.) Securities, Inc., as Arranger, ING Baring (U.S.) Capital Corporation (the "Bank"), as Administrative Agent and Collateral Agent, and The Bank of New York, as Registrar, under which Parent may borrow up to $300,000,000 by issuing Senior Floating Rate Notes. One of the reasons Parent entered into the Loan Agreement was to obtain the funds it would require for the transactions which are the subject of the Merger Agreement. Parent expects to obtain substantially all the funds which will be used to pay for tendered Shares and to pay the fees and expenses related to the Offer through borrowings under the Loan Agreement. It is permitted to use up to $135 million of borrowings (including the $20 million paid in the Stock Purchase) for the transactions under the Merger Agreement and to pay costs of those transactions. ING Baring (U.S.) Securities, Inc., an affiliate of the Bank, acted as a financial advisor to Parent in connection with the transactions which are the subject of the Merger Agreement and is one of the Deal Managers with regard to the Offer.

    Borrowings under the Loan Agreement bear interest at LIBOR plus 4.5% per annum and must be repaid by November 12, 2002. Parent anticipates that the indebtedness under the Loan Document, including indebtedness incurred by Parent in connection with the Stock Purchase, the Offer and the

Merger, will be repaid from funds generated internally by Parent and its subsidiaries (including, after the Merger, if consummated, dividends paid by the surviving corporation and its subsidiaries), through additional borrowings, through application of proceeds of dispositions of assets or through a combination of two or more of those sources. No final decisions have been made, however, concerning the method Parent will employ to repay that indebtedness. Those decisions, when made, will be based on Parent's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions.

    16. THE MERGER.

    THE MERGER AGREEMENT. The Merger Agreement provides that if the Purchaser acquires enough Shares through the Offer to satisfy the Minimum Condition, following the satisfaction or waiver of the conditions described below under "Conditions to the Merger", the Purchaser will be merged with and into the Company, which will be the surviving corporation of the Merger (the "Surviving Corporation"). When the Merger becomes effective, the separate existence of the Purchaser will terminate, the Purchaser's real and personal property, other assets, rights, privileges, immunities, powers, purposes and franchises will be merged into the Surviving Corporation, and the Merger will have the other effects specified in Section 259 of the Delaware General Corporate Law and
Article 5.06 of the Texas Business Corporation Act (the "TBCA").

    STOCK OF THE COMPANY.

    (a) At the Effective Time of the Merger, each Common Share which is outstanding immediately before the Effective Time, other than shares owned by the Purchaser, will be converted into and become the right to receive $4.50 in cash, or any higher price per share paid with regard to Common Shares tendered in response to the Offer (the "Common Shares Merger Price").

    (b) At the Effective Time each 8% Preferred Share which is outstanding immediately before the Effective Time will be converted into and become the right to receive in cash $144 per share plus accrued dividends to the Expiration Date of the Offer (except that if a dividend is paid with regard to the 8% Preferred Shares between the Expiration Time and the Effective Time, each 8% Preferred Share will be converted into and become the right to receive $144.00 in cash without regard to any accrued but unpaid dividends).

    (c) At the Effective Time, each Common Share or 8% Preferred Share held by the Purchaser or by any direct or indirect subsidiary of the Company immediately before the Effective Time will be cancelled and no payment will be made with respect to those shares.

    STOCK OF THE PURCHASER. At the Effective Time, each share of stock of the Purchaser which is outstanding immediately before the Effective Time will be converted into and become one share of common stock of the Surviving Corporation ("Surviving Corporation Common Stock").

    STOCKHOLDER VOTE REQUIRED TO APPROVE MERGER. Under the TBCA, the affirmative vote of holders of two-thirds of the outstanding Common Shares and two-thirds of the outstanding 8% Preferred Shares (including any Shares owned by the Purchaser) is required to approve the Merger. If the Minimum Condition is satisfied and the Purchaser purchases the Shares tendered in response to the Offer, the Purchaser will have sufficient voting power to approve the Merger without the vote of any other stockholder of the Company. If the Purchaser acquires more than 90% of the outstanding shares of each class, stockholder approval will not be required under TBCA Article 5.16.

    STOCKHOLDERS MEETING. If the Minimum Condition is satisfied and the Purchaser purchases the Shares tendered in response to the Offer, and if approval by the Company's stockholders is required in order to consummate the Merger, the Company will hold a special meeting of its stockholders as soon as practicable after the Expiration Time for the purpose of adopting the Merger Agreement and approving the Merger.

    CONDITIONS TO THE MERGER. Neither the Company nor the Purchaser is contractually obligated to complete the Merger unless the Purchaser acquires the Shares tendered in response to the Offer and the Minimum Condition is satisfied. If that occurs (i) the Purchaser will own sufficient shares to be able to approve the Merger even if no other stockholders of the Company vote in favor of it and (ii) the Purchaser will be contractually obligated to vote in favor of the Merger. The obligations of the Company to carry out the Merger will be conditioned on the Merger's being approved by the holders of two-thirds of the outstanding Common Shares and two-thirds of the outstanding 8% Preferred Shares (which will occur if the Minimum Condition is satisfied and the Purchaser votes in favor of the Merger). In addition, the obligations of the Company and of the Purchaser to complete the Merger are subject to the following conditions: (a) no order will have been entered by any court or governmental authority and be in force which invalidates the Merger Agreement or restrains the Company from completing the transactions contemplated by the Merger Agreement; (b) the Effective Time will occur on or before April 30, 1998; (c) the number of shares held by shareholders of the Company who have filed written objections to approval of the Merger sufficient to preserve their rights to demand the fair value of the shares pursuant to Articles 5.11 through 5.13 of the TBCA will not exceed 5% of the total number of outstanding Common Shares and 8% Preferred Shares combined (treating each 8% Preferred Share as being equal to 32 Common Shares).

    TERMINATION OF THE MERGER AGREEMENT. The Merger Agreement may be terminated at any time prior to the Effective Time of the Merger (as defined below), whether before or after approval of the terms of the Merger Agreement by the stockholders of the Company:

        (1) by mutual consent of the Company and the Purchaser;

        (2) by the Company, if without fault of the Company, the Expiration Time of the Offer is not on or before February 15, 1998;

        (3) by the Company or the Purchaser if, without fault of the Purchaser, the Effective Time of the Merger is not on or before April 30, 1998;

        (4) by the Company if (i) any of the representations and warranties of the Purchaser contained in the Merger Agreement was not complete and accurate in all material respects on the date of the Merger Agreement or
    (ii) any of the conditions to the Company's obligations to complete the Merger are not satisfied or waived by the Company prior to or on the date of the Merger;

        (5) by the Purchaser if (i) any of the representations or warranties of the Company contained in the Merger Agreement was not complete and accurate in all material respects on the date of the Merger Agreement, or (ii) any of the conditions to the Purchaser's obligations to complete the Merger are not satisfied or waived by the Purchaser prior to or on the date of the Merger; or

        (6) by the Company if (A) a tender or exchange offer is commenced by a potential acquiror for all the outstanding Common Shares and 8% Preferred Shares, (B) the Company's Board of Directors determines in good faith and after consultation with an independent financial advisor that the offer constitutes a Superior Proposal (as defined below) and resolves to accept the Superior Proposal or to recommend to the Company's stockholders that they tender their shares in response to the tender or exchange offer, (C) the Company has given the Purchaser at least 10 business days' prior notice of its intention to terminate pursuant to this provision and (D) the Company has paid the Purchaser $5 million. A "Superior Proposal" is an unsolicited proposal to the Company which (x) would result in the Company's stockholders receiving consideration with a fair value determined in good faith by the Company's Board of Directors and after consultation with the Company's independent financial advisor to be more than $5 per share of Common Stock and more than $160 per share of 8% Preferred Stock and (y) is determined in good faith by the Company's Board of Directors to be more favorable both to the holders of Common Shares and to the holders of the 8% Preferred Shares than the Offer and the Merger.

    EFFECT OF TERMINATION OF THE MERGER AGREEMENT. If the Merger Agreement is terminated, neither the Company nor the Purchaser will be required to complete the Merger. If the Merger Agreement is terminated after the Purchaser has accepted Shares tendered in response to the Offer, the termination will not affect the Purchaser's purchase of the Shares it has accepted or its obligation to pay for those shares. If the Purchaser waives the Minimum Condition and votes in favor of the Merger, but the Merger is not approved by the Company's stockholders, the Company will have to pay the Purchaser $5 million.

    ACQUISITION PROPOSALS. The Merger Agreement contains prohibitions against the Company's soliciting, or authorizing its officers, directors, employees or agents to solicit acquisition proposals, and regarding what the Company may do, if it receives unsolicited acquisition proposals.

    OTHER PROVISIONS. The Merger Agreement also contains provisions (i) requiring the Company to operate its business in the ordinary course, including maintaining the goodwill of its business and maintaining its assets in good condition, limiting the Company's borrowings and commitments for capital expenditures, and precluding the Company from paying dividends (other than required dividends with regard to its preferred stock) or taking other steps regarding its stock, until the Effective Time, and (ii) requiring the Purchaser (and the corporation which survives the Merger) to indemnify directors, officers, employees, fiduciaries and agents of the Company and its subsidiaries against liability rising out of their service as directors, officers, employees or agents of the Company or its subsidiaries, or of companies with regard to which they served as directors, officers, employees or agents at the request of the Company or its subsidiaries.

    BOARD OF DIRECTORS. The Merger Agreement provides that if the Merger is consummated, Daniel E. Vila, Alfredo L. Vila and Jose Maria Saenz Valiente will be the directors of the Surviving Corporation.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various customary representations and warranties.

    APPRAISAL RIGHTS. If the Merger is consummated, holders of Shares at the Effective Time of the Merger will have rights pursuant to the provisions of
Article 5.12 or 5.16 of the TBCA to dissent and demand appraisal of their Shares. Under Article 5.12 or 5.16, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or exception of the Merger) and to receive payment of that fair value in cash, together with a fair rate of interest, if any. The statutory procedures include notifying the Company prior to the meeting at which the Company's stockholders vote on the Merger that the particular stockholder intends to exercise, dissenter's rights and giving that stockholder's address. Any judicial determination of the fair value of Shares could be more or less than the price per Share to be paid in the Merger. The provisions of Articles 5.12 and 5.16 are summarized in greater detail in
Schedule II.

    The foregoing summary of Articles 5.12 and 5.16 does not purport to be complete and is qualified in its entirety by reference to Articles 5.12 and
5.16. FAILURE TO FOLLOW THE STEPS REQUIRED BY ARTICLE 5.12 OR 5.16 FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF THOSE RIGHTS.

    The Purchaser will not be required to complete the Merger if holders of more than 5% of the outstanding Common Shares and 8% Preferred Shares combined (treating each 8% Preferred Share as equal to 32 Common Shares) file objections sufficient to preserve their right to demand appraisal of their Shares.

    17. DIVIDENDS AND DISTRIBUTIONS. The Merger Agreement prohibits the Company from paying any dividends or making other distributions with regard to its Common Shares or its 8% Preferred Shares (other than regularly scheduled dividends with regard to the 8% Preferred Shares), or from issuing any shares, until the Effective Time of the Merger. Insofar as the Purchaser and Parent are aware, the Company has not paid any dividends during the past two years with respect to its Common Shares.

    18. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

    GENERAL. Except as otherwise disclosed in this Supplemented Offer to Purchase, based on the Company's representations and warranties in the Merger Agreement and a review of publicly available filings by the Company with the Commission, the Purchaser is not aware of (i) any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares by the Purchaser pursuant to the Offer or the Merger or (ii) any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser, other than approvals by an Argentine governmental authority which, although required as a pre-requisite to changes of control of Argentine cable system operators, customarily are not given until after the changes of control have taken place (and are not a condition to the Offer or the Merger). Should any such approval or other action be required, the Purchaser currently contemplates that the approval or action would be sought. It is possible that any such approval or action, if needed, would not be obtained.

    GOING PRIVATE TRANSACTIONS. The Commission has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain "going private" transactions. This Supplemented Offering Memorandum contains information required by Rule 13e-3. Also, the Purchaser and the Parent have filed with the Commission a Transaction Statement on Schedule 13E-3. The Schedule 13E-3 and any exhibits or amendments to it may be inspected at, and copies obtained from, the places described in
Section 13 (except that they will not be available at the regional offices of the Commission).

    ANTITRUST COMPLIANCE. Prior to the Stock Purchase, the Company and Parent made a filing with the United States Federal Trade Commission (the "FTC") under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"). The HSR Act requires that, before an acquisition involving companies which exceed specified sizes can take place, information must be provided to the FTC and to the Antitrust Division of the United States Department of Justice, and specified waiting periods must expire or be terminated by the FTC or the Antitrust Division.

    The required notification under the HSR Act was filed, and the waiting period was terminated, before the Stock Purchase. That filing contemplated a possible acquisition by Parent of all the stock of the Company. Therefore, no further filing or waiting period will be required with regard to the Offer or the Merger.

    STATE TAKEOVER STATUTES. The Company is incorporated under the laws of Texas. Effective September 1, 1997, a new Part Thirteen of the Texas Business Corporation Act (the "Texas Business Combination Law") prohibits a public corporation organized under Texas law, or its majority owned subsidiaries, from engaging in a transaction with a person who acquires 20% or more of the corporation's outstanding voting stock or its affiliates, for three years after the person acquires that 20% or greater interest, share exchange, sale of significant assets, issuance of shares, liquidation of the Corporation pursuant to an agreement with the 20% or greater shareholder, reclassification of the securities of the Corporation which increases the portion of the stock of any class or series owned by the 20% or greater stockholder or the receipt by the 20% or greater stockholder of loans or similar financial assistance. The three year ban does not apply, however, if the proposed transaction with the 20% or greater stockholder, or the transaction by which the person became a 20% or greater stockholder, is approved by the board of directors of the corporation before the person becomes a 20% or greater stockholder. Because the Board of the Company approved the Stock Purchase (the transaction by which the Purchaser, and indirectly Parent, became a 20% or greater stockholder of the Company) before it took place, the Texas Business Combination Law will not apply to the Purchaser or Parent.

    A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in EDGAR V. MITE CORP., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS CORP. V. DYNAMICS CORP. OF AMERICA, the Supreme Court held that the State of Indiana may, as a matter of corporate law, and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

    19. FEES AND EXPENSES. Except as set forth below, neither Parent nor the Purchaser will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

    The Purchaser has retained Furman Selz LLC and ING Baring (U.S.) Securities, Inc. to act as Dealer Managers in connection with the Offer. Furman Selz LLC and ING Baring (U.S.) Securities, Inc. each will receive a fee of $125,000 for their services as Dealer Managers in connection with the Offer. The Purchaser has also agreed to reimburse Furman Selz LLC and ING Baring (U.S.) Securities, Inc. for certain out-of pocket expenses incurred in connection with the Offer (excluding certain fees and disbursements of their legal counsel) and to indemnify Furman Selz LLC and ING Baring (U.S.) Securities, Inc. against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

    The Purchaser has retained Morrow & Co., Inc. to act as the Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, facsimile, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners of Shares. The Information Agent will receive reasonable and customary compensation together with reimbursement for its reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.

    In addition, The Bank of New York has been retained as the Depositary. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses. Brokers, dealers, commercial banks and trust companies will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering material to their customers.

    The Purchaser and the Parent estimate that the total cost of the Stock Purchase, the Offer and the Merger, in addition to the amount paid to holders of Common Shares and 8% Preferred Shares, will be approximately $2,750,000, consisting of legal fees of $350,000, printing costs of $140,000, investment banking fees (including fees of the Dealer Managers) of $2,250,000, and miscellaneous costs of $10,000. The Purchaser or the Parent will pay these costs. In addition, if the conditions to the Offer are fulfilled, the Purchaser will be obligated to pay the expenses of the Company, which the Purchaser estimates will exceed $2,300,000. These fees and expenses will be paid primarily with borrowings under the Loan Document described in Section 15.

    20. MISCELLANEOUS. The Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action or pursuant to any state statute. If the Purchaser becomes aware of any state statute prohibiting the making of the Offer or the acceptance of the Shares which are tendered in response to the Offer, the Purchaser will make a good faith effort to comply with that state statute. If, after a good faith effort, the Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, Blue Sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by the Dealer Managers or one or more registered brokers or dealers which are licensed under the laws of that jurisdiction.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER NOT CONTAINED IN THIS SUPPLEMENTED OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, THAT INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

    Parent and the Purchaser have filed with the Commission (i) a Tender Offer Statement on Schedule 14D-1 and amendments to it (the "Schedule 14D-1"), together with exhibits, pursuant to Rule 14d-3 of the Rules under the Exchange Act, and (ii) a Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3"), together with exhibits, pursuant to Rule 13e-3 of the Rules under the Exchange Act, each of which contains additional information with respect to the Offer, and Parent or the Purchaser may file further amendments to the Schedule 14D-1 and amendments to the Schedule 13E-3. The Schedule 14D-1 and the Schedule 13E-3, and any amendments to them, including exhibits, may be inspected at, and copies may be obtained from, the places described in Section 13 (except that they will not be available at the regional offices of the Commission).

                                          TESCORP ACQUISITION CORPORATION

January 13, 1998

                                   SCHEDULE I
           CERTAIN INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
                      OFFICERS OF PARENT AND THE PURCHASER

    1. DIRECTORS AND EXECUTIVE OFFICERS OF PARENT. Set forth below is the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of Parent. The principal address of Parent and, unless otherwise indicated below, the current business address for each individual listed below is Godoy Cruz 316, Mendoza, Province of Mendoza Argentina 5500. Unless otherwise indicated, each such person is a citizen of the Republic of Argentina.

                                                         PRINCIPAL OCCUPATION OR EMPLOYMENT DURING PAST
NAME                                               FIVE YEARS, POSITIONS WITH PARENT AND CERTAIN DIRECTORSHIPS
---------------------------------------------  -------------------------------------------------------------------
Daniel Eduardo Vila..........................  Chairman of the Board of Directors of Parent since 1996; Chief
                                               Executive Officer of Parent since March 1997; Vice Chairman of the
                                               Board of Directors of Supercanal S.A. since 1984; Chairman of the
                                               Board of Mendoza 21 S.A.; Director of Purchaser since September,
                                               1997; publisher of DIARIO UNO, a daily newspaper in Mendoza; Radio
                                               Nihuil S.A. a radio broadcaster, operating in the Province of
                                               Mendoza and surrounding areas; publisher of PRIMERA FILA, a monthly magazine; Vice Chairman of Radio Red Celeste y Blanca S.A., the
                                               operator of an AM radio station in Buenos Aires; Director of
                                               Dalvian S.A., a real estate development company; alternate director of Banco de Mendoza S.A. and Banco Prevision Social S.A.;

Alfredo Luis Vila Santander..................  Vice Chairman of the Board of Directors of Parent since 1996;
                                               Chairman and Chief Executive Officer of Supercanal S.A. from 1993 to 1996; Director and President of Purchaser since September, 1997;
                                               Director of Radio Nihuil S.A., Mendoza 21 S.A. and of Dalvian S.A.;
                                               Chairman and Chief Executive Officer of Supercanal Internacional
                                               S.A.

Jorge Mas....................................  Director of Parent since July 1997; Alternate Director of Parent from June 1996 through April 1997; Alternate Director of Supercanal
                                               S.A. since 1996; President, Chief Executive Officer and Director of
                                               MasTec, Inc., a U.S. publicly-held company, since March 1994;
                                               during the past five years, President and Chief Executive Officer of Church & Tower, Inc., a principal operating subsidiary of
                                               MasTec, Inc.; Chairman of the Board of Directors of Neff
                                               Corporation, a company which sells and leases construction and industrial equipment, Atlantic Real Estate Holding Corp., a real estate holding company, U.S. Development Corp. a real estate company, and Santos Capital, Inc., a merchant banking firm, all companies controlled by Mr. Mas.; during all or a portion of the past five years, President and Chief Executive Officer of these corporations.

Jose Maria Saenz Valiente, Jr................  Director of Parent since July 1996; Chairman of the Board of
                                               Multicanal from 1993 until 1994; Director, Secretary and President of Purchaser since September, 1997; since 1996

                                                         PRINCIPAL OCCUPATION OR EMPLOYMENT DURING PAST
NAME                                               FIVE YEARS, POSITIONS WITH PARENT AND CERTAIN DIRECTORSHIPS
---------------------------------------------  -------------------------------------------------------------------
                                               Director of various companies in the multi-channel television industry that were acquired by Multicanal; partner of the Saenz
                                               Valiente & Padilla law firm.

Alberto Luis Vila............................  Director of Parent since 1996; Director of Supercanal S.A. since
                                               1993; Director of Primera Fila A.A.; legal counsel to various multinational corporations in Mendoza; partner of the Vila law firm.

Sergio Ceroi.................................  Alternate Director of Parent since July, 1996; Chief Financial
                                               Officer of Mendoza 21 S.A. since February 1996; prior to that,
                                               Chief Financial Officer of Radio Nihuil S.A.; from January 1985 to
                                               December 1987, Chief Auditor for Profim Cia Financiera S.A., a
                                               money manager in the Province of Mendoza.

Juan Maria de la Vega........................  Alternate Director of Parent since July, 1996; Member of the Saenz
                                               Valiente & Padilla law firm; and serving on the Board of Directors of various companies in the multi-channel television industry acquired by Multicanal since 1993; alternate Director of
                                               Multicanal.

Kevin P. Fitzgerald..........................  Alternate Director of Parent since July 1997; prior to that,
                                               Director of Supercanal Holding from 1996 until April 1997; Director of Supercanal S.A. since April 1996; since July 1995, President and
                                               Co-Chairman of Santos Capital, Inc., and President and Chief
                                               Executive Officer of Neff Corporation and its subsidiaries, Neff
                                               Rental, Inc. and Neff Machinery, Inc.; From 1991 to 1995, Senior
                                               Vice President in the investment banking department of Houlihan
                                               Lokey Howard & Zukin, a private investment bank; prior to that, in the corporate finance department of Deloitte, Haskins & Sells, a public accounting firm; Director of Primera Fila S.A., Neff Corp.
                                               and Santos Capital, Inc.

Guillermo Vila...............................  Alternate Director of Parent since July 1996; Director of
                                               Supercanal S.A.; a partner of the Vila law firm.

Omar R. Alvarez..............................  Alternate Director of Parent since July, 1997; holds (i) 35% of the capital stock and is President of San Rafael/Pehuenche, a
                                               multi-channel television system controlled by the Company, (ii) 70%
                                               of the capital stock and is President of Inversora C.T.C.S.R.L., an investment company which holds interests in banks, medical providers and real estate, (iii) 80% of the capital stock and is a director of L.V. 23 Radio Rio Atuel S.R.L., an AM and FM radio station, (iv) 33% of the CUOTAS and is partner of Lomas del Nihuil
                                               S.R.L., a tourist resort in Nihuil, (v) 100% of the capital stock of El Faro S.R.L., a tourist resort in Nihuil, (vi) 100% of the capital stock of and a director of Cementerio Parque S.A. which holds property for cemetery parks, and (vii) 100% of the CUOTAS and
                                               President of

                                                         PRINCIPAL OCCUPATION OR EMPLOYMENT DURING PAST
NAME                                               FIVE YEARS, POSITIONS WITH PARENT AND CERTAIN DIRECTORSHIPS
---------------------------------------------  -------------------------------------------------------------------
                                               Parque Turistico Sierra Pintada S.R.L., a 14,000 hectare reserve and tourist park in the province of Mendoza.

Fernando Julio Barbeira......................  Chief Financial Officer of Parent since August, 1996; from 1993 to
                                               August 1996, held various general management positions in
                                               subsidiaries of Multicanal, including Red Argentina S.A. ("Red
                                               Argentina"), Multicanal's MSO management company, Intercable S.A.
                                               and Lanus Video Cable S.A., operating subsidiaries of Multicanal, companies controlled by Multicanal, and Aconcagua (Multicanal's subsidiary in Mendoza); was responsible for the accounting and financial statements of the Aerolineas Argentinas privatization at
                                               Henry Martin y Asociados, a public accounting firm from 1991 to
                                               1993; served in several positions at Neumaticos Goodyear S.A. from
                                               1970 to 1990.

Omar Jorge Saez..............................  Chief Operating Officer of Parent since December 1996; from 1993 to
                                               1996, served as General Manager of several different companies acquired by Multicanal; from 1989 to 1993, was General Manager of
                                               Cormasa S.A., a metal mechanic company.

Guillermo Horacio Panelli....................  Chief Administrative Officer of Parent since November 1996; from
                                               November 1993 until September 1996, was Administrative and
                                               Financial Manager of Concecuyo S.A., a licensee of YPF S.A.
                                               operating service stations in the provinces of Mendoza, San Luis,
                                               San Juan, La Rioja and Catamarca; From 1987 to 1993, was
                                               Administrative and Financial Manager of Bodega Quiros S.A., a
                                               beverages and winery concern.

Eduardo Elbio Carbini........................  Marketing Manager of Parent since January 1997; was Marketing
                                               Manager of Supercanal S.A. between 1987 and 1996; served as
                                               Marketing Manager of PRIMERA FILA from 1990 to 1996; from 1995 to
                                               1996, was Director of Radio F.M. Brava S.A., the operator of a local radio station, and Marketing Manager at DIARIO UNO.

    2. DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER. Set forth below is the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of Purchaser. The principal address of Purchaser and, unless otherwise indicated below, the current business address for each individual listed below is Godoy Cruz 316, Mendoza, Province of Mendoza Argentina 5500. Unless otherwise indicated, each such person is a citizen of the Republic of Argentina.

Daniel Eduardo Vila.................  Director of Purchaser since September, 1997; Chairman of the Board of Directors of Parent since 1996; Chief
                                      Executive Officer of Parent since March 1997; Vice
                                      Chairman of the Board of Directors of Supercanal S.A.
                                      since 1984; Chairman of the Board of Mendoza 21 S.A.;
                                      publisher of DIARIO UNO, a daily newspaper in Mendoza;
                                      Radio Nihuil S.A. a radio

                                          PRINCIPAL OCCUPATION OR EMPLOYMENT DURING PAST
                                          FIVE YEARS, POSITIONS WITH PARENT AND CERTAIN
NAME                                                      DIRECTORSHIPS
------------------------------------  ------------------------------------------------------
                                               broadcaster, operating in the Province of Mendoza and surrounding areas; publisher of PRIMERA FILA, a monthly magazine; Vice Chairman of Radio Red Celeste y Blanca S.A., the operator of an AM radio station in Buenos Aires; Director of Dalvian S.A., a real estate development company; alternate director of Banco de Mendoza S.A.
                                               and Banco Prevision Social S.A.;

Alfredo Luis Vila Santander..................  Director and President of Purchaser since September, 1997; Vice
                                               Chairman of the Board of Directors of Parent since 1996; Chairman and Chief Executive Officer of Supercanal S.A. from 1993 to 1996;
                                               Director of Radio Nihuil S.A., Mendoza 21 S.A. and of Dalvian S.A.;
                                               Chairman and Chief Executive Officer of Supercanal Internacional
                                               S.A.

Jose Maria Saenz Valiente, Jr................  Director, Secretary and Treasurer of Purchaser since September,
                                               1997; Director of Parent since July 1996; Chairman of the Board of
                                               Multicanal from 1993 until 1994; since 1996 Director of various companies in the multi-channel television industry that were acquired by Multicanal; partner of the Saenz Valiente & Padilla law firm.

                                  SCHEDULE II
                 SHAREHOLDERS' APPRAISAL RIGHTS UNDER THE TBCA

    UNDER THE TEXAS BUSINESS CORPORATION ACT ("TBCA"), SHAREHOLDERS OF THE COMPANY WILL BE ENTITLED TO APPRAISAL RIGHTS IF THE MERGER TAKES PLACE, AND IF THE SHAREHOLDERS COMPLY WITH THE APPLICABLE PROVISIONS OF THE TBCA, WHICH ARE DESCRIBED BELOW. SHAREHOLDERS OF THE COMPANY WILL NOT BE ENTITLED TO THE APPRAISAL RIGHTS AS A RESULT OF THE OFFER. THEY WILL ONLY HAVE APPRAISAL RIGHTS IF THE MERGER TAKES PLACE.

    Holders of 8% Preferred Shares or Common Shares are entitled to appraisal rights with respect to the Merger under TBCA Article 5.12, or in the event that Purchaser acquires at least 90% both of the outstanding Common Shares and of the outstanding 8% Preferred Shares in the Offer, under TBCA Article 5.16 ("Article 5.16").

    Under Articles 5.12 and 5.16, if the Merger is consummated, a holder of record of 8% Preferred Shares or Common Shares on the date of making a demand for appraisal, as described below, who (i) strictly complies with the procedures set forth under Article 5.12 or Article 5.16; and (ii) has not voted in favor of the Merger, will be entitled to receive payment for the "fair value" of those shares in lieu of the consideration provided for in the Merger Agreement. THE STATUTORY RIGHT OF APPRAISAL GRANTED BY ARTICLES 5.12 and 5.16 REQUIRES STRICT COMPLIANCE WITH THE PROCEDURES SET FORTH IN ARTICLES 5.12 and 5.16. FAILURE TO FOLLOW ANY OF THOSE PROCEDURES MAY RESULT IN A TERMINATION OR WAIVER OF DISSENTERS' RIGHTS UNDER ARTICLES 5.12 and 5.16. The following is a summary of the principal provisions of Articles 5.12. and 5.16.

    A holder of 8% Preferred Shares or Common Shares electing to exercise appraisal rights under Article 5.12 must file with the Company, prior to the meeting at which the vote to approve the Merger is held, a written objection to the Merger. The objection must (i) state that the shareholder's right to dissent will be exercised if the Merger is effective and (ii) give the shareholder's address to which the Company will send a notice to the shareholder if the Merger is effective. All written objections should be delivered to the Company,
Attention: Tescorp, Inc. 327 Congress Avenue, Suite 200, Austin, Texas 78701.

    Under Article 5.12, if (i) the Merger is effective, (ii) the shareholder did not vote in favor of the Merger, and (iii) the shareholder sent a written objection to the Company prior to the vote on the Merger in compliance with
Article 5.12, the Surviving Corporation will, within ten days after the Effective Time, deliver or mail to the shareholder written notice of the effectiveness of the Merger.

    Within ten days after the delivery or mailing of the notice of the effectiveness of the Merger by the Surviving Corporation, a shareholder who wishes to exercise his or her appraisal rights must make written demand on the Surviving Corporation for payment of the fair value of the shareholder's shares. The fair value of the shares will be their value as of the day immediately preceding the meeting to vote on the Merger, excluding any appreciation or depreciation in anticipation of the proposed action. The demand must state (i) the number and class of shares owned by the shareholder and (ii) the fair value of the shares as estimated by the shareholder. FAILURE TO FILE THE DEMAND ON A TIMELY BASIS WILL CAUSE THE SHAREHOLDER'S RIGHT TO AN APPRAISAL TO CEASE.

    If the Purchaser acquires more than 90% both of the outstanding Common Shares and of the outstanding 8% Preferred Shares, stockholder approval will not be required for the Merger to be effected under TBCA Article 5.16. In this case, the Surviving Corporation will, within ten days after the Effective Time, mail to each shareholder of record of the Company a copy of the articles of merger and notify the shareholder that the Merger has become effective. Any shareholder who would have been entitled to vote on the Merger if it had been effected pursuant to Article 5.03 of the TBCA (those shareholders who would have been able to vote on the merger had the Purchaser not acquired 90% of the outstanding shares) will have the right to dissent from the merger and demand payment of the fair value for the shareholder's shares in lieu of the consideration provided for in the Merger Agreement.

    In order for a shareholder to dissent under Article 5.16, he or she must, within twenty days after the Surviving Corporation mails the notice and copy of the articles of merger, make written demand on the Surviving Corporation for payment of the fair value of the shareholder's shares. The fair value of the shares will be their value as of the day immediately preceding the effective date of the Merger, excluding any appreciation or depreciation in anticipation of the proposed action. The demand must state (i) the number and class of shares owned by the shareholder and (ii) the fair value of the shares as estimated by the shareholder. FAILURE TO FILE THE DEMAND ON A TIMELY BASIS WILL CAUSE THE SHAREHOLDER'S RIGHT TO AN APPRAISAL TO CEASE.

    Under TBCA Article 5.13, ("Article 5.13"), upon receiving a demand for payment from a dissenting shareholder under Article 5.12 or 5.16, the Company will make a notation of the demand in its shareholder records. Within twenty days after demanding appraisal rights under Article 5.12 or 5.16, the shareholder must submit the certificates representing the shares for which the shareholder demands appraisal to the Company so the Company can make a notation on the certificates that a demand for payment has been made. The failure of a shareholder to submit certificates for notation will, at the option of the Company, terminate the shareholder's appraisal rights, unless a court of competent jurisdiction otherwise directs.

    Within twenty days after the Surviving Corporation receives a demand for payment made by a shareholder in accordance with Article 5.12, or within ten days after the Surviving Corporation receives a demand for payment made by a shareholder in accordance with Article 5.16, the Surviving Corporation must deliver or mail to the shareholder a written notice in which either (i) the Surviving Corporation accepts the amount claimed in the demand and agrees to pay that amount within ninety days after the Effective Time and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed or (ii) the Surviving Corporation states its estimate of the fair value of the shares, together with an offer to pay the amount of that estimate within ninety days after the Effective Time, upon receipt within sixty days after the Effective Time of notice from the shareholder that the shareholder agrees to accept the Surviving Corporation's estimate and, in the case of shares represented by certificates, upon the surrender of the shareholder's certificates duly endorsed.

    Under Articles 5.12 and 5.16, if within sixty days after the Effective Time, the value of the shares is agreed upon by a shareholder and the Surviving Corporation, payment for the shares will be made within ninety days after the Effective Time and, in the case of shares represented by certificates, upon surrender of the certificates duly endorsed. Upon payment of the agreed value, the shareholder will cease to have any interest in the shares or in the Surviving Corporation.

    Under Articles 5.12 and 5.16, if within sixty days after the Effective Time, the shareholder and the Surviving Corporation do not agree on the value of the shares, then the shareholder or the Surviving Corporation may within sixty days after the expiration of the sixty day period, file a petition in any court of competent jurisdiction in the county in which the principal office of the Company is located (Travis County, Texas), asking for a finding and determination of the fair value of the shareholder's shares. A dissenting shareholder must serve a copy of the petition on the Surviving Corporation, which must then, within ten days after service, file in the office of the clerk in which the petition was filed a list containing the names and addresses of all shareholders of the Company who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached. If the Surviving Corporation files the petition, it must include that list with the petition.

    The clerk of the court will give notice of the time and place fixed for the hearing of the petition by registered mail to the Surviving Corporation and to the shareholders named on the list at the addresses stated on the list. All shareholders notified of the hearing by the court and the Surviving Corporation will be bound by the final judgment of the court.

    After the hearing of the petition, the court will determine which shareholders have properly complied with Article 5.12 or alternately, Article 5.16, and are entitled to the valuation of and payment for their shares, and the court will appoint one or more qualified appraisers to determine the value of the shares.

The appraisers will make a determination of the fair value of the shares after an investigation they consider proper. The appraisers will give the interested parties a reasonable opportunity to submit to them pertinent evidence as to the value of the shares. There is no requirement that the appraised value be as high as the sum being paid in the Merger.

    The appraisers will determine the fair value of the shares of the shareholders entitled to payment for their shares and will file a report of the value of the shares in the office of the clerk of the court. Notice of the filing of the report will be given by the clerk to the parties in interest. The report will be subject to exceptions to be heard before the court upon both the law and the facts. The court will by its judgment determine the fair value of the shares of the shareholders entitled to payment for their shares and will direct the Surviving Corporation to pay that value, together with interest for the period beginning ninety-one days after the Effective Time to the date of the judgement, to the shareholders entitled to payment. The amount specified in the judgment will be payable to holders of uncertificated shares immediately and to holders of shares represented by certificates upon and simultaneously with surrender to the Surviving Corporation of duly endorsed certificates for those shares. Upon payment of the judgment, the dissenting shareholder will cease to have any interest in the shares or in the Company. The court will allow the appraisers a reasonable fee as court costs, and all court costs will be allotted between the parties in a manner the court finds fair and equitable.

    Under TBCA Article 5.13, any shareholder who has demanded payment for his or her shares under Article 5.12 or Article 5.16 will not be entitled after making the demand to vote or exercise any other rights of a shareholder, except the right to receive payment for the shares and the right to maintain an action on the ground that the Merger would be or was fraudulent, and the shares for which payment has been demanded will not be considered outstanding for any subsequent vote of shareholders.

    Under TBCA Article 5.13, any shareholder who has demanded appraisal of his or her shares under Article 5.12 or 5.16 may withdraw the demand at any time before payment of the appraised value of his or her shares has been made or before a petition has been filed asking for a determination of the fair value of the shares. No demand for appraisal of shares may be withdrawn after payment of the appraised value has been made or, unless the Company consents, after any petition has been filed. If, after the Effective Time, a dissenting shareholder fails to perfect or loses the shareholder's right of appraisal, or withdraws the shareholder's demand for appraisal, the shareholder will be presumed to have consented to the Merger and will be bound by the Merger, the shareholder's status as a shareholder will be restored and the shareholder will receive the consideration for the shareholder's shares as provided in the Merger Agreement.

    IN VIEW OF THE COMPLEXITY OF THESE PROVISIONS OF TEXAS LAW, ANY SHAREHOLDER WHO IS CONSIDERING EXERCISING APPRAISAL RIGHTS SHOULD CONSULT A LEGAL ADVISOR.

    WHILE THE PURCHASER AND THE PARENT BELIEVE THIS SUMMARY OF APPRAISAL RIGHTS IS COMPLETE, SHAREHOLDERS ARE ADVISED TO CONSULT THE TBCA ITSELF.

    Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of the Company or the stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                             THE DEPOSITARY FOR THE OFFER IS:

                                   THE BANK OF NEW YORK

          BY MAIL:                FACSIMILE TRANSMISSION:     BY HAND OR OVERNIGHT COURIER:

Tender & Exchange Department    (for Eligible Institutions    Tender & Exchange Department
       P.O. Box 11248                      Only)                   101 Barclay Street
    Church Street Station             (212) 815-6213           Receive and Deliver Window
New York, New York 10286-1248                                   New York, New York 10286
                                FOR CONFIRMATION TELEPHONE:

                                      (800) 507-9357

    Any questions or requests for assistance or additional copies of the Supplemented Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Managers at their respective telephone numbers and locations listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                                     [LOGO]

                                909 Third Avenue
                                   20th Floor
                            New York, New York 10022
                                 (212) 754-8000
                           Toll Free: (800) 566-9061

                     Banks and Brokerage Firms please call:
                                 (800) 662-5200

                     THE DEALER MANAGERS FOR THE OFFER ARE:

        ING BARINGS                   FURMAN SELZ
     667 Madison Avenue             230 Park Avenue
  New York, New York 10021      New York, New York 10169
 1-888-584-4166 (Toll Free)    1-888-584-4166 (Toll Free)